

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 26, 2010

<u>VIA US MAIL AND FAX (727) 535-2670</u>

Mr. Bryan G. McGuire
Chief Financial Officer
Brookside Technology Holdings Corp
15500 Roosevelt Blvd
Suite 101
Clearwater, FL 33760

      Re: Brookside Technology Holdings Corp
          Form 10-K for the Fiscal Year Ended December 31, 2008, as amended
          Filed March 31, 2009
          File No. 000-52702

Dear Mr. McGuire:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director